			Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest Charges	$103,210	$91,221	$84,430	$84,992	$85,809
Interest applicable to rentals	12,762	15,425	13,171	13,911	11,145

Total fixed charges, as defined	115,972	106,646	97,601	98,903	96,954

Preferred dividends, as defined (a)	11,869	14,274	12,646	12,093	10,041

Combined fixed charges and preferred dividends, as defined	$127,841	$120,920	$110,247	$110,996	$106,995

Earnings as defined:

Net Income	$135,643	$126,009	$142,210	$174,635	$173,154
Add:
Provision for income taxes:
Total	71,404	105,296	89,064	96,949	56,824
Fixed charges as above	115,972	106,646	97,601	98,903	96,954

Total earnings, as defined	$323,019	$337,951	$328,875	$370,487	$326,932

Ratio of earnings to fixed charges, as defined	2.79	3.17	3.37	3.75	3.37

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.53	2.79	2.98	3.34	3.06

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.